UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Tristar Acquisition I Corp.

Full name of Registrant

N/A

Former name if Applicable

2870 Peachtree Road, NW Suite 509

Address of Principal Executive Office (Street and number)

Atlanta, Georgia 30305

City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tristar Acquisition I Corp. (the “Company”) plans to file its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2022 (the “Quarterly Report”) with the Securities and Exchange Commission (“SEC”) as soon as practicable and within the five calendar day period provided by Rule 12b-25 for delayed filings.

The Company has determined that it is unable, without reasonable effort or expense, to file its Quarterly Report by the prescribed due date for the reason described below.

The Company determined there was an unrecorded accrued liability related to the listing fee totaling $103,359 incurred by the New York Stock Exchange on the previously issued financial statements as of and for the period from March 5, 2021 (inception) through December 31, 2021. The Company expects to reflect the restatement in the Company’s financial statements for the period noted above and a revision of the Form 10-Q for the quarterly period ended March 31, 2022.

The Company is working diligently to complete the Quarterly Report as soon as possible; however, given the impact on its previously issued financial statements including the financial statements in the Quarterly Report, additional time is needed for the Company to complete the Quarterly Report and permit the Company’s independent registered public accounting firm to complete its review.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Tim Dawson	(662)	571-5576
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This notice contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance, net income and the timing of the filing of its Quarterly Report on Form 10-Q for the second quarter 2022. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Many of these factors are outside the Company’s control and are difficult to predict. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s final prospectus for its initial public offering, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

Tristar Acquisition I Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2022	By:	/s/ William M. Mounger II
William M. Mounger II, Chief Executive Officer and Chairman of the Board